                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 15)

                                  MGM MIRAGE
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  552953 10 1
                                (CUSIP Number)

                           Richard E. Sobelle, Esq.
                             Tracinda Corporation
                          150 Rodeo Drive, Suite 250
                        Beverly Hills, California 90212
                                (310) 271-0638
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               May 21, 2001
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box: [_]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                                             (Page 1 of 4 Pages)
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CUSIP No.  552953 10 1                13D                      Page 2 of 4 Pages
--------------------------------------------------------------------------------

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Tracinda Corporation

------------------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)   [X]
                                              (b)   [_]
------------------------------------------------------------------------------

(3)   SEC USE ONLY

------------------------------------------------------------------------------

(4)   SOURCE OF FUNDS

      N/A

------------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                    [_]
------------------------------------------------------------------------------

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      NEVADA
------------------------------------------------------------------------------
                                         : (7)  SOLE VOTING POWER
                                         :
                                         :      91,221,432 shares

                                         :-----------------------------------
NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING POWER
OWNED BY EACH REPORTING                  :      0 shares
PERSON WITH                              :-----------------------------------
                                         : (9)  SOLE DISPOSITIVE POWER
                                         :      91,221,432 shares

                                         :-----------------------------------
                                         :(10)  SHARED DISPOSITIVE POWER
                                         :
                                         :      0 shares
------------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      91,221,432 shares

------------------------------------------------------------------------------

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                    [_]
------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      57.3%

------------------------------------------------------------------------------

(14)  TYPE OF REPORTING PERSON
      CO

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kirk Kerkorian
------------------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)    [X]
                                              (b)    [_]
------------------------------------------------------------------------------

(3)   SEC USE ONLY

------------------------------------------------------------------------------

(4)   SOURCE OF FUNDS

      N/A

------------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                    [_]
------------------------------------------------------------------------------

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

------------------------------------------------------------------------------
                                         : (7)  SOLE VOTING POWER
                                         :
                                         :      91,221,432 shares

                                         :-----------------------------------
NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING POWER
OWNED BY EACH REPORTING                  :      -0- shares
PERSON WITH                              :-----------------------------------
                                         : (9)  SOLE DISPOSITIVE POWER
                                         :      91,221,432  shares
                                         :-----------------------------------
                                         :(10)  SHARED DISPOSITIVE POWER
                                         :
                                         :      -0- shares
------------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      91,221,432  shares

------------------------------------------------------------------------------

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                    [_]
------------------------------------------------------------------------------

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      57.3%

------------------------------------------------------------------------------

(14)  TYPE OF REPORTING PERSON
      IN

CUSIP No.  552953 10 1                13D                      Page 3 of 4 Pages
--------------------------------------------------------------------------------

     This Amendment No. 15 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, on October 16, 1992, on February 22, 1994, on March 11, 1994, on November 20, 1995, on January 24, 1997, on September 25, 1997, on August 3, 1998, on August 21, 1998, on September 1, 1998, on June 11, 1999, on November 16, 1999, on April 18, 2000, and on February 9, 2001 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of MGM MIRAGE, a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment No. 15 shall have the meaning set forth in the Schedule 13D.

1. Item 4, "Purpose of Transaction"; Item 5, "Interest in Securities of the Issuer"; and Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer", of the Schedule 13D are hereby amended to add the following information:

      In accordance with information previously included in the Schedule 13D and in the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on June 22, 1999, as amended and declared effective by the Commission (the "Registration Statement"), Mr. Kerkorian sold 1,894,406 shares of Common Stock owned directly by him on May 21, 2001. These shares were sold in open market transactions through a broker pursuant to a prospectus included in the Registration Statement. Such shares were sold at a price of $30.50 net per share, for an aggregate sale price of $57,779,383.

      Currently, Tracinda owns directly an aggregate of 91,221,432 shares of Common Stock, of which, Mr. Kerkorian is the indirect beneficial owner. Such shares represent approximately 57.3% of the Company's outstanding Common Stock, based on the number of shares outstanding as of May 10, 2001 as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on May 14, 2001.

2. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2001

                                                TRACINDA CORPORATION,
                                                a Nevada corporation

                                                By: /s/ Anthony L. Mandekic
                                                   ----------------------------
                                                Name:  Anthony L. Mandekic
                                                Title: Secretary/Treasurer


                                                KIRK KERKORIAN

                                                By: /s/ Anthony L. Mandekic
                                                   ----------------------------
                                                Name:  Anthony L. Mandekic
                                                Title: Attorney-in-fact

* Power of Attorney previously filed as Exhibit A to the Schedule 13D.